VELAN CAPITAL, L.P.
1055b Powers Place
Alpharetta, GA 30009

October 22, 2019

Dear Fellow Progenics Stockholder:

Velan Capital, L.P., together with the other participants (collectively, "Velan" or "we") in its call for change at Progenics Pharmaceuticals, Inc. ("Progenics" or the "Company") (NASDAQ: PGNX), collectively beneficially own approximately 11.7% of the Company's outstanding shares, making us one of Progenics' largest stockholders. In fact, **we have invested more than $35 million of <u>our personal capital</u> in the Company, while the Company's directors have themselves invested almost nothing in Progenics** (despite having received tens of millions of dollars in compensation for their Board service).

Unfortunately, the current Progenics Board of Directors (the "Board") continues to imperil the investments of its stockholders. Consider its strategic flip-flopping: as recently as this summer, the Board touted the purported potential of the Company's existing "strategic business plan" and proclaimed the Board and management team had "successfully mastered [AZEDRA's] extremely complex commercialization process" – statements made, in Velan's view, to avoid Board change at the Company's 2019 Annual Meeting. Now, under the threat of a consent solicitation, the Board has changed its tune and does not seem to believe there is significant value to be realized at Progenics, given its recent announcement of an agreement to be acquired by Lantheus Medical Imaging, Inc. ("Lantheus"). Perhaps, as we suspect, the directors may be putting personal preferences ahead of stockholders' best interests and seeking a more "graceful" exit.

What's more, the Board has also resorted to spreading false and misleading rumors about one of its largest stockholders in what appears to be a desperate attempt to avoid accountability at all costs and sell the Company at a massive discount. Stockholders must ask themselves whether they trust the current Board to represent their best interests. In our view, the answer is clearly no. This Board has consistently failed stockholders, changed strategic course in service of its singular goal of entrenchment and has proven extremely reluctant to let the voices of stockholders be heard. Consider what the following points show about the current Board.

<u>The Misguided and Value-Destructive Lantheus Transaction</u>

The Lantheus transaction's process and provisions illustrate the worst attributes of the Progenics Board in action, including:

1. **Egregious Corporate Governance.**

   - Messrs. Peter J. Crowley and Michael D. Kishbauch received nearly two-thirds of votes cast against their re-election at the 2019 Annual Meeting in July 2019.

   - Instead of listening to stockholders and instilling new perspectives in the boardroom, **the Board allowed these two lame duck directors to endorse the proposed Lantheus transaction and vote on the future of Progenics.**

   - Setting a record date for the consent solicitation of October 7, 2019 to occur after the Lantheus transaction announcement which, in Velan's view, was done in the hopes Progenics' stockholder base would turn over as a result of this material event – an egregious attempt to minimize the voices of long-term Progenics stockholders.

2. **Insufficient Price Relative to Value.**

☒ The Company's claimed "premium" in the Lantheus transaction only applies on theoretical pre-announcement stock prices and **falls at the bottom of comparable M&A premiums paid** (see the 2018 Endocyte fairness opinion **conducted by Progenics' own financial advisor, Jefferies, with a range of implied premiums of 39.8% to 81.5%**).

☒ Based on recent stock prices (as of October 18, 2019) the implied Lantheus transaction consideration ($4.72 per share) represents a **DISCOUNT** to (i) the current trading price of Progenics stock, (ii) its unaffected trading price of $4.95 per share, and (iii) all sell-side analyst price targets published in the Company's own presentation to proxy advisory firms in June 2019.

☒ The implied transaction enterprise value consideration of ~$325 million (excluding non-recourse debt) is substantially covered by just the estimated value of the Company's deferred tax assets as of December 31, 2018 (~$232 million) not to mention the benefits of estimated cost savings (up to $20 million per year, which could represent ~$200 million in value) and the equity value of the RELISTOR royalty stream, **which implies Lantheus may be getting Progenics' radiopharmaceutical product portfolio for FREE (or getting paid to take it on).**

In fact, Brookline Capital Partners stated "we believe that the deal does not unlock value for Progenics shareholders, undervalues the company and does not reflect the potential of the pipeline. We believe that it would be more prudent for company to stay independent and pursue changes with a new board and management to create value for shareholders."[1]

3. **Unattractive Consideration Mix.** In our view, not only does the Lantheus consideration fail to adequately compensate Progenics stockholders for the assets being contributed, it also exacerbates or introduces risks that threaten to outweigh any potential reward: Lantheus' own supply chain issues, a history of unproductive product development (no product approvals since 2014), misaligned incentives, questionable management qualifications (lack of experience with radiotherapeutics), product revenue concentration (with its largest product not even used by nuclear medicine physicians), financial leverage, and looming generic competition.

Don't just take our word for it – consider the persistent insider selling of Lantheus stock by its directors and executives (especially by CEO and President Mary Anne Heino) over the course of this year. This seems to suggest misaligned behavior or a dearth of confidence in the value of Lantheus stock.

4. **Flawed Transaction Process, Weak Outreach to Assess Buyer Interest.** During our most recent call with Mr. Baker, he confirmed that an auction process was not conducted. Further, <u>according to various investment bankers and executives from potential strategic partners</u>, the Progenics / Lantheus transaction process appears flawed and <u>did not involve an appropriate level of outreach to other prospective partners, as several parties have subsequently expressed interest in evaluating a potential transaction with Progenics but were either not contacted</u> or not provoked to act. **To aggravate the situation, the Progenics Board approved the Lantheus merger agreement**

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[1] Brookline Capital Markets equity research report on Progenics dated October 2, 2019.

without a typical "go-shop" provision and conceded a potentially large break-up fee while knowing of our consent solicitation to reconstitute a majority of the Board.

This latest maneuver by a potentially outgoing Board shirks accountability at all costs and smacks of desperation. <u>If the transaction provided "clear and compelling value" to stockholders, why would the Board refuse the opinions of two new directors instead of keeping Messrs. Crowley and Kishbauch on the Board to vote to approve the transaction approximately two weeks before their departure (and nearly three months after stockholders voted against their re-election)</u>?

<u>**Progenics' False and Misleading Statements**</u>

1. **Settlement Negotiations** – In its most recent letter to stockholders, Progenics conveniently fails to mention that the Board has moved the goal posts when it comes to settlement negotiations. After not reaching out since the 2019 Annual Meeting (except in response to outreach initiated by Velan), the Board recently offered a settlement that included the resignation of CEO Baker, but this came only *after* the Lantheus merger was announced, which, if consummated, *does not* contemplate Mr. Baker serving as CEO of the combined company. Therefore, we believe the Company's latest settlement offer was neither made in good faith nor in response to stockholder feedback. Rather, it was made only after Baker already threw in the towel and only after the Board already agreed to sell the Company at a massive discount. In fact, we seriously question the timing of the offer given it was made just days before our respective presentations to Institutional Shareholders Services Inc., a leading proxy voting advisory firm, and we view it as mere window dressing in an attempt to appear constructive and gain stockholder support when in fact this Board has done nothing but disregard the views of its stockholders.

   Given the continued concerning actions of this Board, including its approval of the value-destructive Lantheus deal with the votes of two lame duck directors, we cannot trust that this Board will make decisions that are in the best interests of Progenics stockholders. Accordingly, **we believe a change in a majority of the Board is required in order to put the Company on a better path forward.**

2. **Commitment to Good Corporate Governance** – Our fully-independent, high-qualified Nominees – Dr.Gérard Ber, Dr. Eric J. Ende, Ann MacDougall, Heinz Mäusli and David W. Mims (the "Nominees") are committed to ensuring that stockholder interests remain paramount in the boardroom at all times. Despite the Company's misleading rhetoric, Velan's Nominees are highly respected and experienced professionals that are committed to enhancing corporate governance at Progenics and ensuring a proper alignment of interests with stockholders. None of the Nominees are affiliated with Velan and intend to act in accordance with their fiduciary duties on all matters that come before the Board.

   The fact that the Nominees, with Velan's assistance, have all worked together on a plan for Progenics is indicative of the high level of responsibility, commitment and determination they are bringing to this process. Further, our public statements around how the Lantheus transaction undervalues Progenics are reflective of the extremely poor deal rather than any rush to judgment on our part. The relative stock price reactions of both companies have borne this out.

   Indeed, we think the Board's approval of such a massively discounted deal reflects its preference to avoid accountability at all costs rather than act in the best interests of stockholders. Further, the

Company never announced its intended replacements for recently-departed directors Crowley and Kishbauch, thereby failing to provide stockholders with the opportunity to evaluate these potential replacements (and importantly, failing to allow two new directors rather than two outgoing directors to vote on the future of the Company).

3. **Timing of the Consent Solicitation** – The Company's contention that the timing of our Consent Solicitation is forcing stockholders to make decisions about Board composition before complete information is available about the Lantheus transaction rings hollow – especially because we began the consent process *before* the Company made any announcements concerning Lantheus. **Ironically, it is the Company which is trying to ram through a specious merger knowing full well that we had already launched a consent solicitation, and while aware of stockholders' overwhelming message of disapproval through the 2019 Annual Meeting** (along with what we understand to be continued expressions of disapproval provided as feedback during the past few months of purported "stockholder outreach").

   Further, stockholders have the right to have their voices heard, and the Lantheus announcement makes Board reconstitution even more urgent than before. Stockholders should have the opportunity to elect directors who they believe are best equipped to determine the strategic direction of the Company.

   It is essential that independent, highly-qualified voices who see the true value potential in Progenics have a greater say in the boardroom rather than the entrenched directors who have let Progenics devolve into a series of value-destructive failures.

<u>The Better Path Forward</u>

Fortunately, there is a better alternative for Progenics stockholders. We believe we can save Progenics and unlock the Company's potential value by taking multiple actions:

☑ Removing decade-plus tenured directors, CEO Mark Baker, Dr. David A. Scheinberg and Nicole S. Williams and filling the two director vacancies that this Board neglected to fill for more than three months.

☑ Appointing five new, highly-qualified and fully-independent directors, Dr. Gérard Ber, Dr. Eric J. Ende, Ann MacDougall, Heinz Mäusli and David W. Mims, who have the right experience and skill sets to help lead the Company and who are committed to stockholder alignment and unlocking Progenics true potential – including through a proper evaluation of all alternatives to maximize stockholder value, whether as a standalone company, or in partnership with the right company at the right price and consideration.

☑ **We have an interim CEO candidate (who represents a huge upgrade) and engaged an executive search firm to help recruit a full-time, top-tier CEO.**

☑ We connected with various potential sources for non-dilutive funding and **obtained proposals for up to $200 million in non-recourse financing** (our Nominees know the identity of these counterparties and would evaluate quickly if elected).

It is imperative that we reconstitute the Board at this critical time by removing long-tenured Progenics directors Mr. Baker, Dr. Scheinberg and Ms. Williams, who have failed stockholders time and time and time again and electing our five highly qualified Nominees, Drs. Ber and Ende, Ms. MacDougall, and

Messrs. Mäusli and Mims. **These new and independent Nominees all bring successful experience**, not only in building successful organizations, but also in pursuing financial and strategic alternatives to optimize stockholder value.

Our slate of independent director Nominees is committed to executing on a comprehensive strategic plan for Progenics that will seek to bridge the chasm between Progenics' performance and its potential. This detailed plan – which addresses key issues that have stymied the current Board and management team, and involves improvements in the Company's culture, execution, finances, governance, leadership, and strategy – can be viewed in our latest presentation at www.SavePGNX.com.

If you have not already done so, **please provide your written consent TODAY on the GREEN consent card in support of our proposals.** We appreciate your help in saving Progenics.

THE BOARD MUST BE RECONSTITUTED TO MAXIMIZE STOCKHOLDER VALUE – TOGETHER, WE CAN SEND A STRONG (AND LEGALLY BINDING) DEMAND!

We urge you not to sign any white revocation of consent card that may be sent to you by Progenics. If you have done so, you may revoke that revocation of consent by delivering a later dated GREEN consent card to Velan, in care of Okapi Partners LLC, which is assisting us, at 1212 Avenue of the Americas, 24th Floor, New York, New York 10036 , or to the principal executive offices of Progenics.

SHOULD YOU HAVE ANY QUESTIONS OR NEED ASSISTANCE WITH VOTING THE GREEN CONSENT CARD, PLEASE CONTACT OKAPI PARTNERS LLC AT (888) 785-6673 OR (212) 297-0720 OR BY EMAIL AT INFO@OKAPIPARTNERS.COM

Thank you for your support,

/s/ Bala Venkataraman

Bala Venkataraman
Velan Capital, L.P.